

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Mr. Marc D. Hamburg
Senior Vice President – Chief Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

> **Re: Berkshire Hathaway Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **File No. 001-14905**

Dear Mr. Hamburg:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gustavo A. Rodriguez
Branch Chief